ATS-N/CA: Part III: Manner of Operations

Item 11: Trading Services, Facilities and Rules

a. Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.	The Luminex ATS is a crossing system utilized by its Buyside Subscribers, who are large buy-side asset management institutional investors, broker-dealers who enter orders or trading interest on behalf of such Buyside Subscribers, Admitted Broker-Dealers, and Sponsored Buyside Entities. Only such Participants may enter orders or trading interest and execute orders on the System. Participants may enter Firm Orders or Conditionals as defined in Part III Items 7 and 9, at the Participant's option and as permitted by the functionality of the means used by the Participant to enter orders or trading interest into the System. All NMS Stocks are eligible to trade in the System. Assuming orders or trading interest are marketable, the System prioritizes orders and trading interest based on the following factors, in the following order: (1) the higher AutoEx Quantity (between two Firm Orders), (2) Firm Orders over Conditionals, (3) Top Quantity (between two Conditionals), and (4) time of order entry or entry of trading interest.
b. Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?	(●) Yes ( ) No
c. Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.	Assuming orders or trading interest are marketable, the System prioritizes orders and trading interest based on the following factors, in the following order: (1) the higher quantity (between two Firm Orders), (2) Firm Orders over Conditionals, (3) Top Quantity (between two Conditionals), and (4) time of order entry or entry of trading interest. There are no order type restrictions following a stoppage of trading in a security during regular trading hours. Order Interaction - It is possible for any of the supported order or trading interest types - Firm Orders and Conditionals - to interact with each other, as described more fully in the attached chart. In the scenarios described in the chart, the actions of the buyer who enters a particular order or trading interest type with various characteristics are mapped against the seller who enters a particular order or trading interest type with various characteristics. The scenarios assume both sides are marketable and show what the result would be if the buyer and seller took particular actions. A helpful way to read the chart, for each scenario, is, "Assume the buyer entered an order or trading interest of this type, for this size, at this price, and matched against a seller who entered an order or trading interest of this type, for this size, and at this price. If the buyer and/or seller responded to the match in this way or these ways, here is the expected result." Where at least one side of a match is a Conditional, an invitation to trade is sent to that Participant (a "Firm-Up Request"). Note that "SSR" in the chart refers to short sale restriction. (Please see the Order Interaction during an Exchange Act Rule 201 Short Sale "Circuit Breaker" below.) In the event the execution price is worse than a Participant's limit price (the Exceeded Limit Price), an execution will not occur. Please see Part III Item 8(e) above for Mixed Lot Processing. Auto Execution - Where there are two marketable orders in the same security on opposite sides, the orders will match. Firm Orders that match will execute immediately at the midpoint of the National Best Bid or Offer (NBBO) at the time of the match, with the execution size being the smaller of the two orders' quantities ("Auto Execution"). A Firm Order can match and execute against another Firm Order until the end of regular trading hours. Negotiation - Firm-Ups - In the absence of an Auto Execution, orders can enter negotiation after matches that include a Conditional. Participants that enter Conditionals and receive a match are sent Firm-Up Requests. For matches that occur in the System up until 15:59:37, Participants that receive invitations to negotiate are given twenty (20) seconds in which to determine whether, and for what quantity, to firm-up (the standard Negotiation Period). Note: for matches between two electronic orders where responses are typically automated, the all-electronic Negotiation Period is two (2) seconds. The Participant(s) will be given the option to firm-up to their Top Quantity, regardless of the contra-side's Top Quantity. A Conditional's Firm-Up Quantity equals the number of shares, if any, of the Conditional s Top Quantity that the Participant elects to make available for execution in response to a Firm-Up Request. As noted, where a Conditional has a MinQ, a Participant may not firm-up for an amount less than the Conditional's MinQ. Upon an invitation to size-up or firm-up, a trader solely enters a share quantity and no other terms or conditions. Once submitted, a Firm-Up Quantity cannot be modified or cancelled. During the Negotiation Period, the Participant's order cannot match with another order. Additionally, once the initial match has occurred and the parties are in negotiation, each party's ability to cancel or modify its order is limited. Any cancellation requests will pend or queue in the System and will be processed once the negotiation has concluded. Modification requests for Firm Orders in negotiation will also pend or queue in the System and will be processed once the negotiation has concluded. Modification requests for

Conditional Orders in negotiation will be processed immediately provided that (a) the Participant is a Luminex UI user, (b) the Participant has not yet elected to "firm-up," and (c) the only modification is to the Conditional Order's top quantity; otherwise, such requests will not be allowed. ~~neither party may cancel or modify its order once the initial match has occurred and the parties are in negotiation. Any cancellation requests will pend or queue in the System and will be processed once the negotiation has concluded.~~ Execution size is determined upon the last required Participant's election to firm-up, if both Participants do firm up. As noted above, the all-electronic Negotiation Period is two (2) seconds.

The size of the execution will be (1) in the event only one Participant was asked to firm-up, the lesser of that order's Firm-Up Quantity and the quantity of the contra-side order and (2) in the event both Participants are asked to firm-up, the smaller of the Firm-Up Quantity elected. Execution price will be the midpoint of the NBBO at the conclusion of the Negotiation Period, when the matched orders will execute.

Auto Firm-Up - Buyside Subscribers, Transition Management Brokers, and Outsourced Trading Brokers have the ability to enter a quantity in the Luminex UI up to the Top Quantity of an existing order which will instruct the System, upon a match, to automatically firm up that order via this Auto Firm-Up (AFU) feature. In the event of one or more partial fills (executions for less than the Top Quantity), the AFU quantity will be decremented by each execution amount until the remaining order size is less than 5,000 shares, the System minimum order size. At such time, the AFU election will be dropped or disabled. If there is an execution for the full AFU quantity, subsequent matches would operate via the standard (non-AFU) Luminex ATS rules. Orders using AFU are required to have a limit price, either entered via FIX message to the Luminex ATS or entered by the participant manually via the Luminex UI.

Order Interaction during an Exchange Act Rule 201 Short Sale "Circuit Breaker" - When an Exchange declares a short sale "circuit breaker" pursuant to Exchange Act Rule 201, trading centers, with limited exceptions, are prohibited from executing short sales at a price that is equal to or below the national best bid. The "circuit breaker" restrictions generally remain in place on the day the "circuit breaker" is declared and for the entire following trading day. As noted, where both the seller and buyer have entered marketable Firm Orders and match, the System will immediately execute the transaction at the NBBO midpoint, as discussed herein. During a Rule 201 "circuit breaker," if the seller has entered a Firm Order or a Conditional to sell short that matches against a Conditional, the System may execute that order if the price of the transaction following the Negotiation Period is determined to be above the national best bid, in conformance with SEC Rule 201. If the price is determined to be at or below the national best bid, there will be no execution. Similarly, in these scenarios, the System will also check the price against the seller's limit price (if any), and if the price would violate the seller's limit price, there will be no execution.

End of Session Order Interaction - The order interaction protocols described above apply until 15:59:40. Until this time, negotiations (other than for electronic-to-electronic matches) can last for up to twenty (20) seconds. The System requires that all negotiations end by the end of regular trading hours (16:00:00 on regular trading days, or the end of regular trading hours on any trading day with an early close pursuant to NYSE's holiday schedule as referenced in Part III Item 4). Between 15:59:40 and 16:00:00, the System will permit standard Negotiation Periods of less than twenty seconds, the duration of which will be the maximum amount of time remaining in the trading day. The shortest permissible standard Negotiation Period during this window is two (2) seconds. For example, if a match occurs at 15:59:43, negotiations may continue for up to seventeen seconds (i.e., the maximum amount of time remaining until 16:00:00). Similarly, if a match occurs at 15:59:53, negotiations may continue for up to seven seconds (i.e., the maximum amount of time remaining until 16:00:00). If a match occurs at 15:59:58, negotiations may continue for up to two seconds (i.e., the maximum amount of time remaining until 16:00:00). Orders may not enter into a negotiation after 15:59:58. Conditionals that do not receive a match by 15:59:58 or that are received by the System after 15:59:58 cannot execute before the close of trading. The truncated Negotiation Periods near the close of trading allow Participants the opportunity to execute transactions that might not otherwise be possible if the System only permitted a standard Negotiation Period of twenty seconds. In the event of a shortened trading day, such as a holiday, the same protocols would apply during the last 20 seconds of the shortened trading day.

Multiple buyers and sellers are not permitted in the same execution, and thus allocation does not apply in this context. Kezar Trading considers the results of its pricing calculation to be price improvement for both buyer and seller given that it is at the midpoint of the NBBO as described above.

Errors or Accommodations - In the event of a System error, such as an execution at a price based upon outdated or erroneous market data, Kezar Trading would contact the Participant who may have been disadvantaged through the error to ask if the Participant wishes to have its execution priced at the corrected price as determined by the Firm using updated market data. If the Participant states, either orally or in writing, that it wishes to have the corrected execution price, Kezar Trading would adjust the price on that Participant's execution, assuming the money difference in the Firm's Error account. If the disadvantaged Participant determines and notifies the Firm orally or in writing that it does not want the erroneous execution at all, even if adjusted to the correct price, and the contra-side to the execution did not want to bust the trade, then the Firm would assume the Participant position resulting from error and would trade out of that position outside of the ATS by sending an order to its clearing firm for handling and execution. The Firm does not execute any principal orders in the System. The Firm also may, in limited circumstances and in its sole discretion, grant accommodations to Participants due to unusual execution scenarios that impact a Participant but are not the result of a System error. For example, a Subscriber may receive an execution in the System in a mixed lot and may prefer an execution in a round lot. In such a case, if requested by a Subscriber orally or in writing, the Firm may elect to fill the remaining shares that would create a round lot execution for the Subscriber. The Firm would price those remaining shares at the same price as the mixed lot execution in the System, and the Firm would send an order to its clearing firm for handling and execution to cover the shares needed to fill the odd lot portion of the Subscriber order. The Firm maintains separate Error and Facilitation accounts for handling these respective scenarios.

The System time stamps all phases of the order and trading interest life cycle and does so in nanoseconds.

d. Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?	● Yes ○ No

Item 19: <u>Fees</u>

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (<u>e.g.</u>, subscription, connectivity), the structure of the fees (<u>e.g.</u>, fixed, volume-based, transaction-based), variables that impact the fees (<u>e.g.</u>, types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (<u>e.g.</u>, broker-dealers, institutional investors, retail) and range of fees (<u>e.g.</u>, high and low).	Kezar Trading's execution rate for the Luminex ATS ranges from a low of 25 mills ($0.0025) per executed share to a high of 500 mills ($0.05) per executed share. Certain Participants pay commissions in "basis points," ranging from a low of one (1) basis point to a high of five (5) basis points. Each basis point equates to one hundredth of one percent of the notional value of the transaction. Execution rates are negotiated between Kezar Trading and the relevant Participant and may be impacted by a number of factors, including connectivity or integration costs and the type of order flow from the particular Participant (i.e., Participants with more automated or electronic order flow and/or lower connectivity costs may pay a lower rate than Participants with less automated order flow or higher connectivity costs). Depending on the provider, Kezar Trading may "pass through" certain fees that it is charged by certain service bureau routers or OMS and EMS entities. These pass-through fees are fully disclosed to the applicable Participants and typically range from a high of 15 mills ($0.0015) to a low of zero mills per executed share. In certain instances, these vendors may charge Kezar Trading more than 15 mills and thus a pass through fee charged to a Participant that uses that router, OMS, or EMS may exceed 15 mills. In some cases, Participants may elect to pay a rate higher than the base execution rate, and they can also apply additional commission as part of a Commission Sharing Arrangement ("CSA") in conformance with Section 28(e) of the Securities Exchange Act of 1934. This amount above the base commission rate to be attributed to the CSA program is determined solely by the Participant, pursuant to a written agreement with Kezar Trading. The fees paid by Luminex ATS Participants for orders executed via LeveLUp, as described in Part III Item 7(a), will be the same that such Participants pay for executions on the Luminex ATS. Kezar Trading will pay a fee <u>to the LeveL ATS </u>of 5 mills per executed share ~~to the LeveL ATS~~ for facilitating transactions involving <u>firm </u>orders <u>and 50 mills per executed share for conditional orders </u>routed to it via LeveLUp<u>.</u>~~.~~
b. Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.	Not applicable.
c. Identify and describe any rebate or discount of fees or charges required to be	Not applicable.

identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.